Mail Stop 3010

June 17, 2009

Mr. Edmund Hoyt
Senior Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

      Re: General Growth Properties, Inc.
                Form 10-K for the fiscal year ended December 31, 2008
                Filed February 27, 2009
                File No. 1-11656

Dear Mr. Hoyt:

      We have completed our review of the above referenced filing and have no further comments at this time.

                Sincerely,

                Kevin Woody
                Accounting Branch Chief